SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 13, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time: IMMEDIATE
Date: 13 December 2010
Number: 33/10

BHP BILLITON BOARD APPOINTMENT

BHP Billiton Chairman Jac Nasser today announced the appointment of a new Non-executive Director, Baroness Shriti Vadera, to the BHP Billiton Board, effective 1 January, 2011.

Shriti Vadera brings wide-ranging expertise in finance, economics, and public policy to the BHP Billiton Board as well as extensive experience in emerging markets. She has held a number of advisory and Ministerial roles in the British Government, most recently serving as Minister for Africa and Minister for Economic Competitiveness & Enterprise.

Baroness Vadera has also held a number of international positions, including advising the Republic of Korea on its term as Chair of the G20, Temasek Holdings on strategy and the Government of Dubai on the restructuring of Dubai World. Prior to her time in the British Government, she spent 14 years in investment banking at UBS Warburg where she specialised in advisory work in emerging markets.

Chairman Jac Nasser said “Shriti Vadera’s unique combination of finance and policy experience makes her an excellent addition to the BHP Billiton Board. She is highly regarded for her work in the private sector and with governments around the world. Her expertise in global economic issues and extensive experience in Africa and Asia will be a source of invaluable insight as BHP Billiton continues to grow its global business.”

The appointment of Baroness Vadera brings the number of BHP Billiton directors to 12. The Group’s established process of continually reviewing the mix of skills and competencies of directors will continue to ensure that the Board is made up of members best able to promote shareholder interests and effectively govern the Group.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 796
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

Baroness Shriti Vadera

Shriti Vadera is a former Minister for Economic Competitiveness & Enterprise and former Minister for International Development in the British Government.

Prior to her Ministerial role Baroness Vadera spent 8 years on the Council of Economic Advisers, HM Treasury. She was responsible for advising on international financial and development policy, business and city issues, productivity, enterprise, PPPs, public enterprises and amongst other things, was responsible for the creation of the Shareholder Executive and the Better Regulation Executive.

Before joining the Council of Economic Advisers Shriti Vadera spent 14 years in investment banking at UBS Warburg, advising on banking, capital markets, project finance and corporate finance internationally. She also advised governments of developing countries on a range of issues such as debt restructuring.

Since leaving the UK Government in October 2009, Shriti Vadera has undertaken senior policy and advisory assignments for the G20 Chair, the Dubai Government in relation to the Dubai World debt restructuring, and for Temasek Holdings, Singapore.

She was a trustee of Oxfam between 2000 and 2005 and when in government worked on development and Africa policy.

Born in Uganda, Baroness Vadera's family moved to India and then England, where she studied Philosophy, Politics & Economics at Oxford.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : December 13, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary